8/22

02049390

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Galley Resources Ltd

*CURRENT ADDRESS

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2877 FISCAL YEAR 2-28-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 8/22/02

FILE#82-2877

02 AUG 22 AM 8:27

AR/S
2-28-02

GALLERY RESOURCES LIMITED

FINANCIAL STATEMENTS

YEAR ENDED FEBRUARY 28, 2002

FILE #82-2877

MACPHERSON
STETSON
CHARTERED
ACCOUNTANTS

AUDITORS' REPORT

To: The Shareholders of Gallery Resources Limited

We have audited the balance sheets of Gallery Resources Limited as at February 28, 2002 and 2001 and the statements of operations, deficit, cash flows and deferred development expenditures for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta

June 28, 2002

MacPherson Stetson

Chartered Accountants

FILE #82-2877

GALLERY RESOURCES LIMITED

BALANCE SHEET - FEBRUARY 28, 2002

ASSETS

	2002	2001
CURRENT ASSETS		
Accounts receivable	$ 103,914	$ 49,935
Prepaid expenses and deposits	223,098	24,922
	327,012	74,857
PROJECT DEPOSIT (note 3)	10,000	10,000
CAPITAL ASSETS (note 4)	109,351	249,328
MINING CLAIMS AND DEFERRED EXPENSES (note 5)	7,371,383	6,960,245
	$ 7,817,746	$ 7,294,430

LIABILITIES

	2002	2001
CURRENT LIABILITIES		
Bank advances	$ 35,717	$ 16,970
Accounts payable and accrued liabilities (note 6)	234,329	284,322
	270,046	301,292
INCORPORATION AND OPERATIONS (note 1)		

SHAREHOLDERS' EQUITY

	2002	2001
CAPITAL STOCK		
Issued and outstanding (note 7)	19,757,482	18,242,232
Subscriptions received in advance (note 10)	125,000	-
	19,882,482	18,242,232
DEFICIT	12,334,782	11,249,094
	7,547,700	6,993,138
	$ 7,817,746	$ 7,294,430

Approved By The Board

Director

Director

MACPHERSON STETSON CHARTERED ACCOUNTANTS

FILE #82-2877

GALLERY RESOURCES LIMITED

STATEMENT OF OPERATIONS

YEAR ENDED FEBRUARY 28, 2002

	2002	2001
Interest income	$ 512	$ 4,312
Administrative expenditures		
Wages and benefits (note 6)	627,967	609,997
Office and miscellaneous (note 6)	143,568	153,065
Advertising and promotion	96,022	289,068
Professional fees (note 6)	38,166	99,322
Automotive and travel	25,012	39,787
Bad debts	4,809	-
Amortization	3,449	4,289
	938,993	1,195,528
Loss from operations	938,481	1,191,216
Other income (losses)		
Forgiveness of indebtedness	7,709	6,490
Loss on disposal of capital assets	(19,618)	-
Write-down of mining claims and deferred expenses	(135,298)	(91,300)
	(147,207)	(84,810)
LOSS FOR THE YEAR	$ 1,085,688	$ 1,276,026
LOSS PER SHARE	$ 0.014	$ 0.020
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	78,652,901	64,538,234

FILE #822877

GALLERY RESOURCES LIMITED

STATEMENT OF DEFICIT

YEAR ENDED FEBRUARY 28, 2002

	2002	2001
Deficit at beginning of year	$ 11,249,094	$ 9,943,068
Loss for the year	1,085,688	1,276,026
Share issue costs	-	30,000
DEFICIT AT END OF YEAR	$ 12,334,782	$ 11,249,094

FILE #82-2877

GALLERY RESOURCES LIMITED

STATEMENT OF CASH FLOWS

YEAR ENDED FEBRUARY 28, 2002

	2002	2001
Cash flows from operating activities		
Cash paid to suppliers and employees	$(1,181,918)	$(1,878,683)
Interest received	512	4,312
	(1,181,406)	(1,874,371)
Cash flows from financing activities		
Issue of share capital	1,001,500	1,914,082
Share subscriptions received in advance	75,000	-
	1,076,500	1,914,082
Cash flows from investment activities		
Proceeds on disposal of capital assets	86,238	-
Purchase of capital assets	(1,729)	(2,962)
Mineral property acquisition costs	1,650	(40,420)
	86,159	(43,382)
Net increase in bank advances	18,747	3,671
Bank advances at beginning of year	16,970	13,299
BANK ADVANCES AT END OF YEAR	$ 35,717	$ 16,970

FILE #82-2877

GALLERY RESOURCES LIMITED

STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES

YEAR ENDED FEBRUARY 28, 2002

	2002	(note 9) 2001
Expenditures		
Amortization	$ 32,401	$ 64,534
Subcontractors	645,548	909,185
Wages and employee benefits	11,390	11,487
	689,339	985,206
Government grants	152,503	97,817
Increase in deferred development expenditures during the year	536,836	887,389
Deferred development expenditures at beginning of year	6,101,985	5,305,896
	6,638,821	6,193,285
Deferred costs written off	56,148	91,300
DEFERRED DEVELOPMENT EXPENDITURES AT END OF YEAR (note 5)	$ 6,582,673	$ 6,101,985

FILE # 82-2877

GALLERY RESOURCES LIMITED

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED FEBRUARY 28, 2002

1. INCORPORATION AND OPERATIONS

The company was incorporated on February 9, 1987 under the provisions of the Alberta Business Corporations Act and is listed on the Canadian Venture Exchange. The company was established to identify, evaluate and develop investments or acquisitions in mineral resource prospects or properties. The company currently has interests in mineral properties located in the Provinces of British Columbia and Newfoundland and Labrador.

These financial statements have been prepared on the going concern basis, which presumes that the company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of business. The company requires additional long-term capital and working capital in order to remain a going concern and to meet the requirements from time to time of investors or lenders, if any, who will provide the necessary financing.

These financial statements do not reflect the adjustments or reclassifications which would be necessary if the company was unable to continue its operations.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which include the following significant policies:

a) Mining claims and deferred expenses

The company accounts for its mineral properties whereby costs relative to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. No gains or losses are recognized on the partial sale or dispositions of properties except in circumstances which result in significant dispositions of reserves. Once commercial production has commenced, these net costs are charged to future operations using the unit-of-production method based on estimated recoverable reserves. The net costs related to abandoned properties are charged to earnings.

The amounts shown as mineral claims and deferred expenses represent net costs to date and do not necessarily represent present or future recoverable values.

The recoverability of these amounts are dependent upon the confirmation of economically recoverable reserves, the ability of the company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

#82-2877

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Investment in joint venture

The company accounts for its interest in joint venture using the proportionate consolidation method which reflects the company's share of assets and liabilities of the joint venture at acquisition and at each joint venture year end.

The joint venture had no operating revenues or expenditures and is inactive as at February 28, 2002. The totals of the company's share of joint venture assets and liabilities included in these financial statements are:

	2002	2001
Assets	$ -	$ 470,932
Liabilities	$ -	$ 101,488

c) Capital assets

The company provides for amortization of capital assets using the declining balance basis at the following annual rates with no residual values:

Field equipment	20%
Automotive equipment	30%
Office equipment	20%
Computer equipment	30%

These rates are intended to amortize the assets over their estimated useful lives. One half year's amortization is recorded in the period of acquisition and in the period of disposal.

d) Share issue costs

The company charges share issue costs to the deficit.

e) Stock-based compensation plan

The company has a stock-based compensation plan, which is described in note 7c). No compensation expense is recognized for this plan when stock options are issued. Consideration paid on exercise of stock options is credited to share capital.

f) Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under the liability method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the year in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

FILE # 82-2877

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, deemed proceeds from the exercise of options and warrants, whose exercise prices are below the average market price of the shares, are considered to be used to reacquire shares at the average market price during the year.

During fiscal 2002, the company adopted the treasury stock method for calculating diluted loss per share as provided for in the new recommendations of The Canadian Institute of Chartered Accountants. Previously, additional earnings were imputed based on the proceeds resulting from the exercise of any eligible options and warrants.

This change was applied retroactively but the change had no impact on the diluted loss per share amounts.

h) Environmental expenditures

The operations of the company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

i) Flow-through common shares

The company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the company renouncing the tax benefits arising from the exploration expenditures, in accordance with income tax legislation. The company records these share issuances by crediting share capital for the full value of cash consideration received.

As at February 28, 2002, the company had spent and capitalized the full amount of Canadian exploration expenses required pursuant to all previously issued flow-through common shares.

j) Financial instruments

The company's financial instruments consist of accounts receivable, project deposit, bank advances and accounts payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values unless otherwise noted.

FILE # 82-2877

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. PROJECT DEPOSIT

The project deposit represents a term deposit in favour of regulatory authorities held as a site restoration deposit. This deposit will be released to the company on satisfactory reclamation of the property. The deposit bears interest at 3.05% per annum and matures on May 3, 2002.

4. CAPITAL ASSETS

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Field equipment	$ 340,417	$ 242,488	$ 97,929	$ 236,187
Automotive equipment	25,589	22,625	2,964	4,234
Office equipment	26,090	20,072	6,018	7,522
Computer equipment	4,058	1,618	2,440	1,385
	$ 396,154	$ 286,803	$ 109,351	$ 249,328

5. MINING CLAIMS AND DEFERRED EXPENSES

On July 5, 1995, the company acquired eight hundred mineral claims within the Voisey's Bay area in the Province of Newfoundland and Labrador from a director for $58,250, the issuance of 2,700,000 common shares and a royalty to be calculated at 1.5% of net smelter returns. The company has been granted an irrevocable option to acquire all of this royalty for a purchase price of $1,000,000 for each one-third of the royalty held by the vendor on each mineral block claim. One hundred and fifty-eight of these claims remain in good standing.

On January 25, 1996, the company acquired two hundred mineral claims at Okak Bay within the Voisey's Bay area in the Province of Newfoundland and Labrador for $20,000, the issuance of 100,000 common shares and a royalty to be calculated at 2% of net smelter returns. One hundred and forty-four of these claims remain in good standing.

On July 18, 1997, the company acquired thirty-two mineral claims at Okak Bay within the Voisey's Bay area in the Province of Newfoundland and Labrador from a director and officer for no consideration other than the establishment of a restricted share plan (note 7f)).

FILE # 82-2877

5. MINING CLAIMS AND DEFERRED EXPENSES (continued)

On October 22, 1997, the company acquired four hundred and sixty-seven mineral claims at Harp Lake and Okak Bay within the Voisey's Bay area in the Province of Newfoundland and Labrador from a director and officer for no consideration other than the establishment of a restricted share plan (note 7f)). Eighty of the claims at Okak Bay remain in good standing.

On May 30, 2000, the company acquired three hundred mineral claims in central Newfoundland and Labrador called the Katie property for $10,000, the issuance of 200,000 shares on May 30, 2000 and 290,000 shares on May 30, 2001, $75,000 to be paid with a combination of cash and common shares on May 30, 2002, $500,000 to be paid in cash or common shares on May 30, 2003, a commitment to incur at least $1,200,000 in exploration expenditures by May 30, 2003 and a payment of $1,000,000 upon the drill delineation of a commercial deposit. The company has a three year option to earn a 100% interest in the property subject to a royalty to be calculated at 3% of net smelter returns. The company has the option of purchasing 2% of the net smelter royalty for $3,000,000.

On July 17, 2000, the company acquired an additional three hundred and fifty mineral claims on the Katie property in central Newfoundland and Labrador for $21,000.

The company has staked an additional eleven mineral claims on the Katie property in central Newfoundland and Labrador.

On June 2, 2000, the company acquired fifty-six mineral claims at Cabot Lake within the Voisey's Bay area in the Province of Newfoundland and Labrador. Payments of $3,000,000 are due upon the discovery of a commercial ore deposit.

The company has staked an additional seven hundred and forty-four mineral claims at Cabot Lake within the Voisey's Bay area in the Province of Newfoundland and Labrador.

On April 16, 2001, the company was granted an option to acquire seventy-five mineral claims in central Newfoundland and Labrador called the LERQ Property for $8,000, the issuance of 45,000 common shares, $20,000 to be paid on April 16, 2002, $10,000 to be paid in cash or common shares on April 16, 2002, $40,000 to be paid on April 16, 2003, $80,000 to be paid on April 16, 2004, $250,000 to be paid on April 16, 2005 and a commitment to incur exploration expenditures of $20,000 by April 16, 2002, $50,000 by April 16, 2003 and $250,000 by April 16, 2004. The property is subject to a royalty to be calculated at 3% of net smelter returns. The company has the option of purchasing 2% of the net smelter royalty for $2,000,000.

The company has staked eleven mineral claims within the Cariboo Mining Division in the Province of British Columbia.

Mining claims and deferred expenses for the properties located in the Province of Newfoundland and Labrador consist of the following:

	2002	2001
Acquisition costs	$ 788,710	$ 858,260
Deferred development expenditures	6,582,673	6,101,985
	$ 7,371,383	$ 6,960,245

FILE #82-2877

6. RELATED PARTY TRANSACTIONS

During the year, the company had business transactions with directors and professional firms in which partners are directors. The particulars of these transactions are as follows:

	2002	2001
Wages, benefits and compensation for losses on financing the company	$ 370,500	$ 393,514
Professional fees	14,495	77,856
Office and miscellaneous	10,915	16,495
	$ 395,910	$ 487,865

In addition to the above, $33,527 (2001 - $33,832) is included in accounts payable and accrued liabilities as at February 28, 2002.

All transactions between the company and related parties are made under normal business terms and conditions and at the same rates with unrelated parties.

7. CAPITAL STOCK

a) Authorized

Unlimited number of common voting shares

b) Issued and outstanding common shares

The company has issued and outstanding 83,965,403 (2001 - 72,112,070) common shares at February 28, 2002. Common share transactions are as follows:

	Number of Shares	Consideration
Balance as at February 29, 2000	57,062,070	$ 16,091,650
Issued for cash on exercise of warrants	3,000,000	450,000
Issued for cash on private placements	10,760,000	1,464,082
Issued as consideration for current expenditures	690,000	108,500
Issued as consideration for acquisition of mining claims	400,000	98,000
Issued as consideration for share issue costs	200,000	30,000
Balance as at February 28, 2001	72,112,070	18,242,232
Issued for cash on exercise of options	2,233,333	270,000
Issued in settlement of debt on exercise of options	1,426,667	214,000
Issued for cash on exercise of warrants	2,133,333	320,000
Issued for cash on private placements	4,076,667	411,500
Issued in settlement of debt on private placements	1,923,333	288,500
Issued as consideration for acquisition of mining claims	60,000	11,250
Balance as at February 28, 2002	83,965,403	$ 19,757,482

7. CAPITAL STOCK (continued)

c) Share purchase options

The company has established a stock option plan for its officers and employees. The stock option plan has stock options available for issuance as follows:

Number of options outstanding at year end	Exercise Price	Expiry Date
3,340,000	$ 0.15 per share	February 15, 2005
3,400,000	$ 0.10 per share	August 23, 2006

Option activity for the three preceding years is as follows:

	2002	2001	2000
Balance at beginning of year	5,700,000	5,700,000	4,565,000
Activity during year:			
Granted	4,700,000	-	5,700,000
Exercised	(3,660,000)	-	(166,667)
Cancelled	-	-	(4,398,333)
Balance at end of year	6,740,000	5,700,000	5,700,000

d) Share purchase warrants

At February 28, 2002, common shares were reserved for issuance under private placement subscription agreements as follows:

Number of warrants outstanding at year end	Exercise Price	Expiry Date
3,725,000	$ 0.25 per share	April 10, 2002
2,275,000	$ 0.25 per share	April 30, 2002
200,000	$ 0.25 per share	May 30, 2002
2,000,000	$ 0.10 per share	December 13, 2002
5,000,000	$ 0.20 per share	February 20, 2003
2,180,000	$ 0.20 per share	May 9, 2003
500,000	$ 0.20 per share	May 15, 2003
1,320,000	$ 0.20 per share	August 20, 2003
17,200,000		

FILE #82-2877

7. CAPITAL STOCK (continued)

e) Shareholder rights plan

On October 11, 1996, the shareholders of the company approved a Shareholder Rights Plan whereby, as of the adoption date September 6, 1996, one right was issued for each common share of the company. These rights remain attached to the shares and are not exercisable until the occurrence of certain designated events. The Plan is intended to maximize shareholder value and ensure all shareholders are treated fairly in the event of a takeover bid.

f) Restricted share plan

A restricted share plan has been established which provides for the issuance of 5,000,000 common shares to a director upon the discovery of an economically and commercially viable mineral resource deposit on any of the properties (note 5) owned by the company.

8. INCOME TAXES

a) Non-capital losses

The company has non-capital losses available for income tax purposes in the amount of $6,662,975 (2001 - $6,044,016) which have not been recognized for accounting purposes. These losses may be applied against future taxable income as follows:

Deductible Until	Amount
2003	$ 1,290,185
2004	843,193
2005	644,193
2006	989,558
2007	790,971
2008	1,195,680
2009	909,195
	$ 6,662,975

Included in the income tax loss carry forward amounts are share issue costs of $113,003 (2001 - $103,803). The effect of subsequent utilization of this component of the losses will be credited directly to the deficit.

FILE #82-2877

8. INCOME TAXES (continued)

b) Temporary differences

A future income tax asset reflects the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's future income tax asset as at February 28, 2002 are as follows:

	2002	2001
Deductible temporary differences:		
Non-capital losses carried forward	$ 6,662,975	$ 6,044,016
Share issuance costs	18,000	27,200
Undepreciated capital cost and Canadian exploration expenses for tax purposes in excess of net book value of capital assets and deferred development expenditures	2,296,231	2,700,016
	$ 8,977,206	$ 8,771,232

For financial statement purposes, no future income tax asset has been recorded at February 28, 2002.

9. COMPARATIVE FIGURES

Certain 2001 figures have been reclassified to conform to financial statement presentation adopted for the current year.

10. SUBSEQUENT EVENTS

The company granted 1,700,000 share purchase options with an exercise price of $0.10 per share to directors, officers and employees.

A private placement for 4,000,000 units at $0.10 per unit was completed for gross proceeds of $400,000. Each unit consists of one common share and a warrant to purchase an additional common share at a price of $0.10 per share in the first year and a price of $0.15 per share in the second year. Net proceeds of $75,000 were received prior to February 28, 2002 and 500,000 units were issued as consideration for outstanding accounts payable. These proceeds of $125,000 are recorded as shareholders' equity in the accompanying financial statements.